December 10, 2007

VIA U.S. MAIL

Thomas J. Loftus, Esq.
John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210

> Re: John Hancock Life Insurance Company (U.S.A) Separate Account H
>   Initial Registration Statements on Form N-4
>   File Nos. 333-146698 and 811-04113
>
>   John Hancock Life Insurance Company of New York Separate Account A
>   Initial Registration Statements on Form N-4
>   File Nos. 333-146699 and 811-06584

Dear Mr. Loftus:

The staff has reviewed the above-referenced registration statements which the Commission received on October 15, 2007. The registration statements received a full review. Based on this review, we have the following comments on the filings:

1. General. Supplementally explain to the Staff why you have placed brackets around most of the numbers in the filing. Do you plan on changing them?

2. Cover Page. Please clarify the sentence preceding the list of underlying portfolio options by identifying JHIMS LLC as the investment adviser to the John Hancock Trust.

3. Glossary of Special Terms (pp. 1-2). Please clarify or capitalize and add definitions of the following terms to the glossary: withdrawal benefits (p. 5); Benefit Base (p. 5); Adjusted Benefit Base (p. 9); "ex-dividend" date (p. 22); proceeds (p. 29); Covered Person (p. 33); Target Amount (p. 33); Step-up (p. 33); Settlement Phase (p. 33); Reset (p. 34); Target Adjusted Amount (p. 36); Target Date (p. 40); and Unliquidated Purchase Payments (p. 48). Also, the first time a special term is used, consider adding a cross-reference if it is described in greater detail later in the prospectus.

4. What are my investment choices? (p. 4). Please revise the fourth sentence of the first paragraph under this heading. As stated, investors could be misled about the cumulative impact contract fees will have on investment experience over time.

5.   *Fee Tables - Generally (pp. 8-9).* So as not to obscure the required fee table information, please present all tables together and all footnotes at the bottom of the appropriate page or following the last table.

6.   *Periodic Fees & Expenses Table (p. 9).*
a.   *Inconsistency.* Footnote 2 and the parenthetical under "Annual Separate Account Expenses" are inconsistent. Please clarify whether the charges are a percentage of the value invested in the Variable Investment Options or a percentage of Contract Value (defined to include all Investment Options, variable, DCA and any other applicable account).

b.   *Fees deducted from Contract Value.* Please include the Income Plus For Life ("Income+") Rider and Income Plus for Life - Joint Life ("Jt. Income+) Rider charges in the first table on page 9 under "Optional Benefits." The table should indicate the value to which the charge percentage applies (here, that appears to be the Adjusted Benefit Base). In a footnote, clarify that the charges for the Income+ and Jt. Income+ Riders (collectively, "Income+ Riders") are deducted from both variable and fixed account investment options.

c.   *Maximum Total Annual Separate Account Expenses.* In disclosing the Total Annual Separate Account Expenses, please add the expenses for all options that are not mutually exclusive. For the two Income+ Riders, assume that the Adjusted Benefit Base and total Variable Investment Option value are equal and add a footnote to this effect or explain to the Staff why this is not appropriate. Also, please modify the Expense Example disclosure and figures the same way.

7.   *Underlying Fund Expenses (pp. 10, 11-12).* Please revise the expense examples and the detailed portfolio fund fee table so that each reflects only those contractual expense reimbursements extending a year beyond the date of the prospectus.

8.   *Value of Accumulation Units (p. 22).* Do any of the underlying funds regularly determine net asset value at a time other than when the New York Stock Exchange ("NYSE") closes? If so, please identify these funds and the time they close. Otherwise, please define the end of a Business Day as the time the NYSE closes, general 4:00 p.m. Eastern Time.

9.   *Transfers Among Investment Options (pp. 22-23).* In the fourth bullet point on page 23, please delete the phrase "and out of." See Section 22e of '40 Act and Rule 22c-1 thereunder. Also, in the sentence that follows, please indicate more specifically the circumstances in which Registrant would be "unable to purchase or redeem shares of the Funds" or provide a cross-reference indicating where this situation is discussed.

10. *Distribution of Death Benefits (pp. 26-27).* If correct, please state that death benefit proceeds will be paid in a lump sum unless an alternative payment method is requested. Otherwise, identify the default form of payment.

11. *Pay-out Period Provisions – General (p. 27).* Please identify the earliest annuity commencement date. See Item 8(b).

12. Full and Partial Surrenders During the Pay-out Period (p. 29). The first sentence in each section refers to Option 5 but describes Option 7. Please correct the references. At the bottom of page 29, you state that you will "reduce the remaining annuity payments during the remaining Period Certain" if a contractowner takes only part of his or her commuted value during a Period Certain Payout. Please explain how that reduction is calculated and its impact on future income payments.

13. Fixed Annuity Options (p. 30).
a. *Applicable Annuity Table.* Please clarify the statement in the second paragraph that "[i]f you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering."

b. *Required Investment Return.* Please clarify the statement at the bottom of the page that the "smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 4.45%."

14. Overview of Income Plus for Life… Riders (p. 33).
a. *Relationship to Annuitization.* Please add disclosure clarifying the relationship between the Income+ riders and annuitization. It should explain difference between annuity payments and payments under the Income+ riders and how rider payments affect the value upon which annuitization payments will be based.

b. *Availability.* If an Income+ rider must be elected at issue, please insert the word "only" between "may" and "elect" in the first *sentence* of the "Availability" section. Otherwise, clarify when the riders may be elected after issue.

15. Impact on Benefit Base and Lifetime Income Amount (p. 34). Please provide an illustration of the Benefit Base calculations reflecting each of the first five bullet points under this heading. Using appropriate dates, assume: (a) the first purchase payment is made after the Lifetime Income Date and before any resets or step ups; (b) the next purchase payment follows a reset date; (c) the third purchase payment is made after the effective date of a Step-up; and (d) any other facts necessary to show how each bullet point affects the calculation.

16. Lifetime Income Date (p. 36). If correct, please change "Life Income Amount" to Lifetime Income Amount in the sentence defining Lifetime Income Date.

17. Available Model Allocations (pp. 37-38). Please provide additional disclosure describing each of the requirements and limitations you impose on investments in the Model Allocations. The disclosure should identify the percentages and funds involved, the name of the entity selecting the funds and establishing the percentages, and any limitations or requirements for transfers out of a restricted model. In your response letter to the Staff, please explain whether you intend these models to be static or dynamic and how they will function so they will satisfy that designation.

18. Impact of Withdrawals (pp. 39-40). Please add a practical, plain English explanation of how the Reset calculation could affect a contractowner's future Lifetime Income Amount. If withdrawal charges could cause total Withdrawal Amounts to exceed the Lifetime Income Amount during a Contract Year please state this. Please clarify these same points with respect to the impact of withdrawals on the Guaranteed Minimum Death Benefit.

19. "Target Amount" Adjustment (p. 40). Please add a practical, plain English explanation of why the "Target Amount" is important to a contractowner and what actions he or she can take that may increase or decrease the benefit it may provide to the contractowner. To the extent possible, please describe the circumstances in which it would be more beneficial for a contractowner to take withdrawals prior to the Target Date and the circumstances in which a contractowner would benefit from waiting until after the Target Date to take withdrawals.

20. Settlement Phase (p. 41). Please add language specifically stating that the contractowner can not annuitized once the Settlement Phase begins.

21. Income+ for Life – Joint Life: Overview (p. 42). Please add a practical, plain English summary of the main differences between this rider and the non-Joint Life version. The new disclosure should cover the differences in benefits, cost, and limitations imposed by each.

22. Distribution of Contracts (pp. 58-59). Please clarify whether Registrant receives any 12b-1 fees from any funds underlying one of the fund-of-funds offered through the contract.

23. Representations We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please file your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products